Companhia de Saneamento Básico do Estado de São Paulo
Diretoria Econômico-Financeira e de Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8247 / 8386 – Fax (11) 3815-4465
www.sabesp.com.br

São Paulo, September 21, 2012

VIA EDGAR TRANSMISSION

Andrew Mew

Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:       Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 1-31317

Responses to Staff Comment Letter dated August 23, 2012

Dear Mr. Mew:

We refer to your comment letter dated August 23, 2012, concerning the annual report on Form 20-F filed by the Companhia de Saneamento Básico do Estado de São Paulo - SABESP on April 30, 2012 (the “Form 20-F”) and respond below to the comments as requested.  The numbered items in this response letter correspond to the equivalent numbered paragraphs in your comment letter.

Item 5. Operating and Financial Review and Prospects, page 62
Results of Operations, page 68
Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 68

1.      We note your discussion of the consolidated operating results in this section.  In that regard, please consider providing a more insightful discussion related to your operating segments so that investors can better understand the performance of your underlying businesses and your business as a whole.  Refer to SEC Release No. 33-8350.

As disclosed in note 19 to our consolidated financial statements, we have two operating segments: water supply services and sewage services.  We chose to address revenues of both segments jointly in the Results of Operations section of our Form 20-F for 2011 because the drivers affecting revenues in the two segments during the period under review were similar.  In particular, tariff rates for water supply services increased substantially in parallel to tariff rates for sewage services.  We did not discuss the specific changes in sales volumes per segment as we did not believe that separate disclosure was critical to the understanding of our financial results.  We note the Staff’s comment, however, and will expand the discussion in our 2012 annual report to provide a level of detail similar to the comparison of revenues between 2010 and 2009 included on page 72 of the 2011 Form 20-F.

Report of Independent Registered Public Accounting Firm, page F-10

2.      We cannot locate your auditors’ report in the filing.  As such, please amend your Form 20-F to provide a complete audit report.  Refer to the Form 20-F Instructions to Item 8.A.2 and Article 2 of Regulation S-X.

Companhia de Saneamento Básico do Estado de São Paulo
Diretoria Econômico-Financeira e de Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8247 / 8386 – Fax (11) 3815-4465
www.sabesp.com.br

We will file an amendment to our 2011 Form 20-F to include the auditors’ report.

Operations, page F-16

3.      Refer to the third paragraph.  We note your disclosure of temporarily discontinued operations in the municipalities of Aracoiaba da Serra, Ipero, Cajobi, Alvaro Florense and Macatuba due to judicial orders under ongoing lawsuits.  In this regard, please tell us and clarify in your disclosures the time horizon of your reference to “temporarily” and how you consider whether IFRS 5 would apply in your situation in terms of reporting discontinued operations.

As disclosed, we have temporarily suspended the provision services in five municipalities in the State of São Paulo (Araçoiaba da Serra, Cajobi, Iperó, Álvares Florence and Macatuba) pursuant to court orders obtained by these municipalities.  These suspension orders were granted as part of ongoing litigation with each of these municipalities, in which they seek the termination of the local concession contracts.  Our experience in similar situations leads us to believe that in each case our concession contract will be reinstated, either by order of the court or by an agreement with the municipality in question, within an average of five years from the commencement of litigation.  As a result, management considers that the risk of permanent discontinuance of these contracts is remote, and therefore that these contracts do not fall within the scope of IFRS 5.

We supplementally advise the Staff that the revenues derived from those municipalities accounted for less than 0.1% of our gross revenues in 2011.

19. Operating Segments, page F-89

4.      It appears that you characterized the revenues and expenses of your construction services business as the adjustments to reconcile to the corresponding amounts on the face of the consolidated financial statements.  We also note that the revenues and expenses are exceeding the quantitative thresholds pursuant to paragraph 13 of IFRS 8 for segment reporting.  In that regard, we are unclear why you did not consider your construction services business as a separable reportable segment.  Please explain.  Refer to paragraph 5 to 10 of IFRS 8.

We note the Staff’s comment but do not consider that our construction services business would be a separate reportable segment since it is not treated as such in our management reporting. Our chief operating decision maker does not assess the revenues, expenses or the performance of this business in a separate manner, and does not have discrete financial information on which to do so.  The characteristics described in paragraphs 5(b) and 5(c) of IFRS 8 for separate operating segments are thus not fulfilled. The reason for this decision is as follows:

•                     Revenues and expenses from our construction services business do not generate actual cash inflows and outflows.  The fair value of construction and other work on the infrastructure represents the cost of the intangible asset and is recognized as revenue when the infrastructure is built, provided that the construction is expected to generate future economic benefits.  Revenue from our concession construction contracts is recognized in accordance with IAS 11 Construction Contracts using the percentage-of-completion method, thus generating non-cash results.

•                     Under Brazilian GAAP, prior to our conversion to IFRS, these non-cash revenues and expenses were excluded from our revenues and expenses calculations.  Following our conversion to IFRS, our chief operating decision maker decided to continue to exclude these non-cash results from the management reporting of our revenues and expenses, recording them under IFRIC 12 for consolidation purposes.

Companhia de Saneamento Básico do Estado de São Paulo
Diretoria Econômico-Financeira e de Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8247 / 8386 – Fax (11) 3815-4465
www.sabesp.com.br

•                     In our business model, construction services are only provided as part of our concession contracts or other similar agreements within the scope of our water supply or sewage services businesses.

We explain the accounting policies applicable to our construction services business in Notes 2.7 and 2.12(a) to our consolidated financial statements.  As a response to the Staff’s comment, we will include references to such notes in the description of our operating segments in our annual report for 2012.

Exhibit 12.1 and 12.2

5.      Refer to response to comment 21 of your letter to the Staff dated January 19, 2011 where you agreed to delete the title of the officer from the first sentence of each certification. We note you have not complied with our prior request. Please amend to revise your certifications. The wording in each certification should be in the exact format provided by the Instructions as to Exhibits of Form 20-F.

We will file an amendment to our 2011 Form 20-F to provide certifications that do not include the title of the officer in the first sentence.

/s/ Rui de Britto Álvares Affonso

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Name: Rui de Britto Álvares Affonso
Title:    Chief Financial Officer and Investor Relations Officer

cc:       Robert Babula, Staff Accountant, Division of Corporation Finance

            Securities and Exchange Commission